Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form S-8 of Walker & Dunlop, Inc. of our reports dated March 5, 2015, with respect to the consolidated balance sheets of Walker & Dunlop, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting of Walker & Dunlop, Inc. as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Walker & Dunlop, Inc.

/s/ KPMG LLP

McLean, Virginia
June 4, 2015